AGCO 4205 River Green Parkway Duluth, GA 30096-2563 USA www.AGCOcorp.com

March 30, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	AGCO Corporation

Registration Statement on Form S-4, as amended

File No. 333-179952

Dear Mr. Mancuso:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, AGCO Corporation (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4, as amended, File No. 333-179952 (the “Registration Statement”), to April 3, 2012, at 2:00 p.m., Eastern Time, or as soon as practicable thereafter. Please notify our attorney, W. Brinkley Dickerson, Jr. of Troutman Sanders LLP, by phone at (404) 885-3822 of the date and time that the Registration Statement has been declared effective.

Please direct any further questions or comments you may have regarding the Registration Statement to our counsel, W. Brinkley Dickerson, Jr. of Troutman Sanders LLP, at (404) 885-3822.

Sincerely,

AGCO Corporation

/s/ Lara Long

Lara Long
Vice President, Corporate Accounting and Reporting

cc:	W. Brinkley Dickerson, Jr., Troutman Sanders LLP

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